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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.2 )*/

Fording Canadian Coal Trust

(Name of Issuer)

Trust Units

(Title of Class of Securities)

345425102

(CUSIP Number)

Samuel W. Ingram
Sherritt International Corporation
1133 Yonge Street
Ontario, Canada M4T 2Y7
(416) 924-4551

James J. Junewicz Mayer, Brown, Rowe & Maw, LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Geoffrey D. Creighton Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario, Canada M5K 1N2 (416) 865-7500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO. 345425102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sherritt International Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

New Brunswick, Canada

	7.	Sole Voting Power
Number of		1,600,000

Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		1,600,000

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,600,000 Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

3.4%

14.	Type of Reporting Person (See Instructions)

CO

Page 3 of 5 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

This Amendment Number 2 relates to the Schedule 13D filed by Sherritt International Corporation on March 10, 2003, as amended pursuant to Amendment No. 1 on September 24, 2003 (as amended, the “Schedule 13D”) relating to trust units of Fording Canadian Coal Trust, a trust organized under the laws of the province of Alberta, Canada. Unless otherwise indicated, any defined term used herein shall have the meaning given to such term in the Schedule 13D.

For purposes of this Amendment, the term “Internal Transactions” means a series of internal reorganization transactions effected October 17, 2003 among Luscar Energy Partnership (“LEP”), Sherritt Coal Partnership II (“SCP II”) and their respective wholly-owned direct and indirect subsidiaries, including Luscar Ltd. LEP, SCP II and all the entities involved in the transactions are wholly-owned, directly or indirectly, as to 50% each by Sherritt International Corporation and Ontario Teachers’ Pension Plan Board. As a result of the Internal Transactions, Fording units formerly held by these jointly-owned entities were distributed, for no further consideration, to Sherritt and a wholly-owned subsidiary of Teachers’, in accordance with their 50% interests.

Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The second and third paragraphs of Item 3 are amended by replacing said paragraphs with the following:

“On October 17, 2003, as a result of the Internal Transactions, Sherritt ceased to share beneficial ownership of 2,979,000 units with Teachers and Luscar and ceased to share beneficial ownership of 221,000 units with Teachers and 1563706 Ontario Ltd. As a result of the Internal Transactions, Sherritt now is the sole beneficial owner of 1,600,000 units.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Subparagraph (a) of Item 5 is amended by replacing said paragraph with the following:

"(a) Sherritt may be deemed to have beneficial ownership of 1,600,000 units, representing approximately 3.4% of the units outstanding.”

Subparagraph (b) of Item 5 is amended by replacing said paragraph with the following:

"(b) Sherritt may be deemed to have sole voting and dispositive power over the 1,600,000 units owned solely by it.”

Subparagraph (c) of Item 5 is amended by replacing said paragraph with the following:

"(c) Sherritt has not effected any transactions in the units since the September 24, 2003 filing of Amendment No. 1 to this Schedule 13D, other than in connection with the Internal Transactions.”

Page 4 of 5 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

Subparagraph (e) of Item 5 is amended by replacing said paragraph with the following:

"(e) On October 17, 2003, Sherritt ceased to be the beneficial owner of more than five percent of the units.”

Page 5 of 5 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2003

SHERRITT INTERNATIONAL CORPORATION

By:	/s/ Samuel W. Ingram
Name:	Samuel W. Ingram
Title:	Senior Vice President, General Counsel and Corporate Secretary